UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39880

LUXEXPERIENCE B.V.

(formerly MYT Netherlands Parent B.V.)
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

LuxeExperience B.V. (formerly known as MYT Netherlands Parent B.V.) announced that it will hold its annual general meeting of shareholders (AGM) on December 17, 2025.

Exhibit No.	Description

99.1	LuxExperience B.V. Dutch Statutory Annual Report for the Financial Year Ended 30 June 2025.
99.2	Convening Notice of the Annual General Meeting of Shareholders
99.3	Agenda for the Annual General Meeting of Shareholders
99.4	Proxy and Voting Instruction Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LuxExperience B.V.

By:	/s/ Dr. Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: November 19, 2025